UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

BASELINE OIL & GAS CORP.

(Exact Name of Registrant as Specified in its Charter)

Nevada (State or other jurisdiction of incorporation or organization)	000-51888 Commission File Number	30-0226902 (I.R.S. Employer Identification Number)

411 North Sam Houston Parkway East, Suite 300

Houston, Texas 77060

(Address of principal executive offices)

(281) 591-6100

(Issuer’s Telephone Number)

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.001 par value per share

(Title of each class)

Approximate Date of Mailing: August 29, 2008

BASELINE OIL & GAS CORP.

411 North Sam Houston Parkway East, Suite 300

Houston, Texas 77060

INFORMATION STATEMENT

(pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14f-1)

Approximate Date of Mailing: August 29, 2008

We are furnishing this Information Statement to all of the holders of record of the common stock, $.001 par value, of Baseline Oil & Gas Corp. (the “Company” or “we”), at the close of business on August 21, 2008 (the “Record Date”).

This notice is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act by the Securities and Exchange Commission (the “Commission”).

NO VOTE OR OTHER ACTION OF OUR COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED

INTRODUCTION

This Information Statement sets forth the change in the composition of our board of directors (the “Board”) resulting from that certain Change of Control Event described (and defined) elsewhere in this Information Statement, and contains related biographical, compensation and other information concerning our Company’s executive officers, directors and certain beneficial holders.

Because our Articles of Incorporation and Bylaws permit vacancies in our Board to be filled by a majority of the remaining directors, stockholders receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

This Information Statement is being filed with the Commission and delivered to stockholders holding all of the issued and outstanding shares of our Company’s common stock at the Record Date, representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company’s directors. Please read this entire Information Statement carefully.

All of our Company filings, and exhibits thereto, may be inspected without charge at the public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission (the “Commission”) at 1-800-SEC-0330 for further information on this public reference room. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the Commission. Copies of our filings may be obtained from the Commission’s website at http://www.sec.gov.

CHANGE IN COMPOSITION OF DIRECTORS

As disclosed elsewhere in this Information Statement under “Securities Ownership of Certain Beneficial Owners and Management – Change of Control,” in a series of transactions during July and August 2008 constituting the Change of Control Event (as defined herein) Third Point, LLC, a Delaware limited liability company, and its affiliated funds (collectively, “Third Point”) purchased and converted our then outstanding 14% Senior Subordinated Convertible Notes due 2013 (the “Notes”) into shares of our common stock, resulting in Third Party holding, directly or indirectly, approximately 69.9% of our common stock outstanding as of the Record Date.

As part of the Change of Control Event, Third Point announced its intention, as disclosed in that amended Schedule 13D initially filed by Third Point on July 18, 2008 and most recently amended on August 14, 2008 (as amended, “Schedule 13D”), to effect a change in the then make-up of our Board and subsequently proposed the following two individuals as designees (collectively, the “New Directors”) to be added to the Board as promptly as practicable:

Name of Director Designee	Age
John V. Lovoi	47
Todd Q. Swanson	33

Biographical information for Messrs. Lovoi and Swanson is provided elsewhere in this Information Statement under “Executive Officers, Directors and Corporate Governance – New Directors.”

As reported by us in our Company Report on Form 8-K filed with the Commission on July 23, 2008 (the “Company Report”), on July 17, 2008 our then directors Richard D’Abo and Alan Gaines each resigned as a director of our Board, leaving Thomas Kaetzer, our Chief Executive Officer and Chairman, as the sole remaining director and member of our Board.

On August 27, 2008 Mr. Kaetzer appointed Messrs. Lovoi and Swanson to fill the vacancies in the Board caused by the resignations of Messrs. D’Abo and Gaines. The effectiveness of the appointment of Messrs. Lovoi and Swanson to the Board will occur upon the expiration of the 10-day period (the “Effective Date”) following the later of (i) the date of the filing of this Information Statement with the Commission pursuant to Rule 14-1 of the Exchange Act and (ii) the date of its mailing to all holders of record of securities of the Company on the Record Date who would be entitled to vote at a meeting for election of directors.

Each New Director will continue to serve until his respective successor shall be elected and qualified or until the earlier of his death, resignation or removal in the manner provided for in our Bylaws.

VOTING SECURITIES

Our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of common stock entitles the holder thereof to one vote. As of the Record Date, there were 151,497,530 shares of common stock issued and outstanding.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the common stock of our Company as of the Record Date and the Effective Date, as the case may be, by: (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; (ii) each director and executive officer of our Company, as well as the two most highly compensated former officers during our 2007 fiscal year; (iii) the New Directors and (iv) all officers and directors (including the New Directors) of the Company as a group. The information contained in the following table is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Commission and assumes that, except as otherwise indicated in the notes to the table, (i) no new shares of common stock have been issued and (ii) no sale of shares of common stock by the individuals named therein has occurred between the Record Date and the Effective Date.

	At Record Date			At Effective Date
Name and Address Of Beneficial Owner (1)	Shares Beneficially Owned		Percentage of Class (2)	Shares Beneficially Owned		Percentage of Class (2)
Thomas R. Kaetzer, President, Chief Executive Officer and Director (Chairman)	4,338,332	(3)(4)(5)	2.8%	4,338,332	(3)(4)(5)	2.8%

Patrick H. McGarey, Chief Financial Officer	1,500,000	(6)	1.0%	1,500,000	(6)	1.0%

Randal B. McDonald, Jr., Controller	49,999	(7)(8)	*	49,999	(7)(8)	*

John V. Lovoi, Director (9)	0		N/A	11,700,000	(15)	7.7%

Todd Q. Swanson, Director (9)	0		N/A	0		*

Third Point LLC (10)	105,821,348	(11)	69.9%	105,821,348	(11)	69.9%

JVL Associates, LLC (12)	0		N/A	8,850,000	(13)(15)	5.6%

Peninsula – JVL Capital Advisors, LLC (12)	0		N/A	8,850,000	(14)(15)	5.6%

Alan Gaines (16)	7,664,250	(17)	5.0%	7,664,250	(17)	5.0%

Barrie Damson(18)	6,849,250	(17)	4.5%	6,849,250	(17)	4.5%

Executive Officers and Directors as a Group (consists of 3 at Record Date and 5 persons at Effective Date)	5,888,331	(3)(4)(5)(6)(7)(8)	3.7%	17,588,331	(3)(4)(5)(6)(7)(8)(15)	11.2%

(*)	less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner reported above is c/o Baseline Oil & Gas Corp., 411 North Sam Houston Parkway East, Suite 300, Houston, Texas 77060.

(2)	A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from Record Date upon the exercise of warrants or options. Each beneficial owner’s percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from Record Date have been exercised. At Record Date, a total of 151,497,530 shares of our common stock were issued and outstanding.

(3)	Includes options to purchase (i) up to 1,000,000 shares of our common stock at an exercise price of $0.50 per share, of which 666,666 underlying shares are currently vested, (ii) up to 500,000 shares of our common stock at an exercise price of $0.60 per share, of which 333,333 shares are currently vested, and (iii) up to 500,000 shares of our common stock at an exercise price of $1.00 per share, of which 333,333 shares are currently vested. Each option is subject to a vesting schedule, as follows: (i) up to one-third of the underlying common stock exercisable at any time from and after December 20, 2006, (ii) up to an additional one-third of the underlying common stock exercisable at any time from and after December 20, 2007, and (iii) up to the remaining one-third of the underlying common stock exercisable at any time from and after December 20, 2008; provided, that Mr. Kaetzer’s employment has not been terminated by us for cause or by Mr. Kaetzer without good reason.

(4)	Includes options granted June 19, 2008 currently exercisable to purchase up to 3,000,000 shares of our common stock at an exercise price of $0.40 per share.

(5)	Includes 5,000 shares of our common stock held for the benefit of children of Mr. Kaetzer, which Mr. Kaetzer has discretionary authority to vote and accordingly may be deemed to be the beneficial owner thereof. Mr. Kaetzer expressly disclaims any such beneficial ownership of these shares.

(6)	Refers to options currently exercisable to purchase (i) up to 500,000 shares of our common stock at an exercise price of $0.55 per share, (ii) up to 500,000 shares of our common stock at an exercise price of $0.825 per share, and (iii) up to 500,000 shares of our common stock at an exercise price of $1.10 per share. Notwithstanding an initial three year vesting schedule, all of the options vested in full upon the Change in Control Event under the terms of the option grants.

(7)	Includes options granted April 22, 2008 exercisable to purchase up to 100,000 shares of our common stock at an exercise price of $0.50 per share, of which 33,333 underlying shares are currently vested. The option vests as to 1/3rd of such underlying shares on each of April 22, 2008, 2009 and 2010.

(8)	Includes option granted August 3, 2007 to purchase up to 50,000 shares of our common stock at an exercise price of $0.55 per share, of which 16,666 underlying shares are currently vested. The option vests as to 1/3rd of such underlying shares on each of August 3, 2008, 2009 and 2010.

(9)	Appointed as a New Director, effective as of the 10th day following the mailing of this Information Statement to our stockholders of record at Record Date in compliance with Rule 14f-1 under the Exchange Act.

(10)	Beneficial owner’s address is 390 Park Avenue, 18th floor, New York, New York 10022.

(11)	Third Point acts as the investment manager of (i) Third Point Partners L.P. (“Partners”), which directly or indirectly owns 42,568,047 shares of common stock and (ii) Point Partners Qualified L.P., (“Qualified Partners”), which directly or indirectly owns 62,857,301 shares of common stock. As the investment manager of Partners and Qualified Partners, Third Point may be deemed to beneficially own the 42,568,047 shares of common stock directly or indirectly owned or held by Partners and the 62,857,301 shares of common stock directly or indirectly owned or held by Qualified. As the Chief Executive Officer of Third Point, Daniel S. Loeb may be deemed to beneficially own the 42,568,047 shares of common stock directly or indirectly owned or held by Partners and the 62,857,301 shares of common stock directly or indirectly owned or held by Qualified. Based on the relationships described above, the entities named herein may also be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act; however, this statement shall not be construed as an admission that Third Point, Partners, Qualified Partners and Mr. Loeb are a group, or have agreed to act as a group. Each joint filer disclaims beneficial ownership of these securities except to the extent of its pecuniary interest, and this report shall not be deemed to be an admission that any such joint filer is the beneficial owner of these securities for purposes of Section 16 or for any other purpose. The foregoing information is based upon the Schedule 13D, as amended through August 14, 2008, initially filed with the Commission on July 18, 2008 (as amended, the “Schedule 13D”) by Third Point, Partners, Qualified Partners and Mr. Loeb.

(12)	Beneficial owner’s address is 10,000 Memorial Drive, Suite 550, Houston, TX 77024.

(13)	JVL Advisors, LLC (“Advisors”) is the general partner of (i) JVL Global Energy (QP), LP (“Energy Qualified LP”), which directly or indirectly owns 2,215,382 shares of common stock, (ii) JVL Global Energy, LP (“Energy LP”), which directly or indirectly owns 1,683,124 shares of common stock, (iii) Navitas Fund LP (“Navitas LP”), which directly or indirectly owns 1,539,062 shares of common stock and (iv) Navitas Fund (QP), LP (“Navitas Qualified LP”), which directly or indirectly owns 412,432 shares of common stock. Peninsula – JVL Capital Advisors, LLC (“Capital Advisors”) is the general partner of (i) Belridge Energy Advisors, LP (“Belridge”), which directly or indirectly owns 5,850,000 shares of common stock. As the general partner, Advisors may be deemed to beneficially own the 2,215,382 shares of common stock directly or indirectly owned or held by Energy Qualified LP, the 1,683,124 shares of common stock directly or indirectly owned or held by Energy LP, the 1,539,062 shares of common stock directly or indirectly owned or held by Navitas LP and the 412,432 shares of common stock directly or indirectly owned or held by Navitas Qualified LP.

(14)	Peninsula – JVL Capital Advisors, LLC (“Capital Advisors”) is the general partner of Belridge Energy Advisors, LP (“Belridge”), which directly or indirectly owns 5,850,000 shares of common stock. As the general partner, Capital Advisors may be deemed to beneficially own the 5,850,000 shares of common stock directly or indirectly owned or held by Belridge.

(15)	As the managing partner of each of Advisors and Capital Advisors, John V. Lovoi may be deemed to beneficially own the 5,850,000 shares of common stock directly or indirectly owned or held by Advisors and the 5,850,000 shares of common stock directly or indirectly owned or held by Capital Advisors. Based on the relationships described above, the entities named herein may also be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act; however, this statement shall not be construed as an admission that Advisors, Capital Advisors, Energy Qualified LP, Energy LP, Navitas LP, Navitas Qualified LP and Belridge and Mr. Lovoi are a group, or have agreed to act as a group. Each joint filer disclaims beneficial ownership of these securities except to the extent of its pecuniary interest, and this report shall not be deemed to be an admission that any such joint filer is the beneficial owner of these securities for purposes of Section 16 or for any other purpose. The foregoing information is based upon the Schedule 13D, dated August 12, 2008, initially filed with the Commission on August 22, 2008 (the “Lovoi Schedule 13D”) by Advisors, Capital Advisors, Energy Qualified LP, Energy LP, Navitas LP, Navitas Qualified LP and Belridge and Mr. Lovoi. See Notes (14) and (15).

(16)	Beneficial owner’s address is c/o Thompson & Knight LLP, 919 Third Avenue, 39th floor, New York, NY 10022 (Attn: Matthew S. Cohen, Esq.).

(17)	Includes options currently exercisable to purchase up to 1,730,000 shares of our common stock at an exercise price of $0.05 per share.

(18)	Beneficial owner’s address is c/o 37 Franklin Street Westport, CT 06880.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over the shares listed opposite their names.

Change in Control

As previously reported by us in the Company Report and disclosed by Third Point in its Schedule 13D, on July 17, 2008 Third Point converted into 62,018,850 shares of our common stock $44,650,000 aggregate principal amount of the Notes acquired by them in a series of transactions commencing July 7, 2008, which acquisition and conversion resulted in a change in the controlling interest of our Company (the “Change of Control Event”). In subsequent transactions, Third Point acquired an additional $8,850,000 aggregate principal amount of the Notes and, on July 30, 2008, converted into 12,292,650 more shares of our common stock. After we elected to issue additional shares pursuant to the “make-whole” provisions of the Indenture under which the Notes were issued, Third Point received an additional 42,723,747 shares of our common stock with respect to the total principal amount of the Notes converted. As disclosed in Amendment No. 4 to Schedule 13D, on August 12, 2008, Third Point later sold, in privately negotiated transactions, an aggregate of 11,700,000 shares of our common stock then held by it to funds managed by JVL Advisors LLC and Peninsula – JVL Capital Advisors, LLC.

Accordingly, after giving effect to the above conversions and accounting for the shares of common stock otherwise held and subsequently sold by it, at the Record Date Third Party held a total of 105,821,348 shares, representing approximately 69.9% of our then outstanding shares of common stock.

Third Point, acting through affiliated funds, collectively expended an aggregate of approximately $49,669,243 of its own or affiliated investment capital to acquire the shares of our common stock held by it. Other than shares of common stock acquired upon the conversion of Notes previously held, Third Party effected the purchases of common stock primarily through margin accounts, which are maintained for them with Goldman, Sachs & Co., Citigroup Global Markets, Inc., UBS Securities LLC and Bear, Stearns Securities Corp. and which may extend margin credit to the funds managed by Third Point, LLC as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

EXECUTIVE OFFICERS, DIRECTORS AND CORPORATE GOVERNANCE

The following discussion sets forth information regarding our current executive officers and directors and gives effect to the New Directors.

Current Executive Officers And Directors

The following table sets forth certain information regarding our current executive officers at the Record Date:

Name	Age	Position
Thomas R. Kaetzer	49	Chief Executive Officer, President and Director (Chairman)
Patrick H. McGarey	50	Chief Financial Officer
Randal B. McDonald, Jr.	50	Controller

The business experience of the current executive officers of our Company is set forth below:

Thomas R. Kaetzer. Mr. Kaetzer was promoted to Chairman and Chief Executive Officer of our Company on March 21, 2007. He previously was our president and chief operating officer, titles he held since December 2006. Mr. Kaetzer began his career with Texaco Inc., where, from 1981 to 1995, he held various positions. In 1995, Mr. Kaetzer left Texaco and worked for Vastar Resources Inc., a major independent oil and gas company. In 1996 Mr. Kaetzer formed Southwest Texas Oil & Gas Co., which subsequently merged into GulfWest Energy Inc. in 1998. Mr. Kaetzer served as President/Chief Operating Officer of GulfWest from 1999 to 2004, and as Vice President of Operations for its successor, Crimson Exploration Inc., from 2005 to July 2006. From August 2006 to immediately prior to joining Baseline, Mr. Kaetzer worked as a consultant to several companies in the oil and gas industry. Mr. Kaetzer earned a B.S. degree in Civil Engineering from the University of Illinois in 1981 and an M.S. degree in Petroleum Engineering from Tulane University in 1988.

Patrick H. McGarey. Mr. McGarey has served as Chief Financial Officer since August 16, 2007. From 2004 until May 2007, he served as Executive Vice President – Finance, Planning and Corporate Development at Goldking Energy Corporation, a private exploration and production company sold to Dune Energy, Inc. (AMEX: DNE) in May 2007. During 2003, Mr. McGarey was principal of his own firm, Energy Growth & Value, LLC, which specialized in sourcing debt and equity capital for energy projects. From 1998 through 2002, he served in a variety of managerial roles within the Energy Capital and Structured Finance business units of The Williams Companies, in Houston, Texas. Prior to 1998, Mr. McGarey worked in commercial and investment banking, focusing on the energy industry. He began his career as a petroleum engineer with Texaco. Mr. McGarey has a B.S. degree in Civil Engineering from Virginia Polytechnic Institute and State University and an MBA degree from Loyola Marymount University in Los Angeles.

Randal B. McDonald, Jr. Mr. McDonald has served as Controller since October 1, 2007. Prior to October 1, 2007, he performed contract accounting work for us from April 1, 2007 until September 30, 2007. From May 1, 1998 until September 30, 2007, Mr. McDonald served as Chief Financial Officer of VTEX Energy, Inc. (OTCBB: VXEN), an independent, publicly traded oil and gas exploration and production company. He also served on the board of directors of VTEX Energy, Inc. during this period. Mr. McDonald has a B.B.A. degree in Accounting from the University of Texas at Austin.

New Directors

At the Effective Date, the below individuals will be named directors to the Board of the Company:

Name	Age	Position
John V. Lovoi	47	Director
Todd Q. Swanson	33	Director

The business experience of the New Directors is set forth below:

John V. Lovoi, 47, is the managing partner of JVL Partners LLC, a private oil and gas investment partnership. Mr. Lovoi is a Director of Helix Energy Solutions (NYSE: HLX), an oilfield services company engaged in exploration and production and offshore oil and gas field development and Dril-Quip, Inc. (NYSE: DRQ), a provider of subsea equipment. From 1988 to 2003, Mr. Lovoi held a number of positions in the global oil and gas business, primarily in the areas of investment banking and equity research. From December 2000 until August 2002, Mr. Lovoi served as Head of Morgan Stanley’s Global Oil and Gas investment banking practice. Mr. Lovoi graduated from Texas A&M University in 1984 with a B.S degree in Chemical Engineering and received his Masters in Business Administration with an emphasis on Finance and Accounting from the University of Texas at Austin in 1988.

Todd Q. Swanson, 33, is an investment analyst at Third Point LLC. Prior to joining Third Point in 2005, Mr. Swanson attended the Graduate School of Business at Stanford University from 2003 to 2005. From 2001 through 2003 he worked for Thomas Cressey Equity Partners, a private equity firm based in Chicago. From 1998 through 2001, he worked for KPMG LLP, an international accounting firm, in accounting and merger and acquisition roles. Mr. Swanson graduated from Iowa State University with B.S. degrees in Accounting and Finance, as well as from the Graduate School of Business at Stanford University with a Masters in Business Administration. Mr. Swanson became a Certified Public Accountant (CPA) in 1998 and earned the Chartered Financial Analyst (CFA) designation in 2001. He is currently a director of Biofuel Energy Corporation (NASDAQ: BIOF).

No Familial Relationships or Legal Proceedings

There are no family relationships among the New Directors and any of our executive officers or current director.

Except with respect to the positions held on the board of directors by Lovoi of each of Helix Energy Solutions and Drip-Quip, Inc. and by Swanson of Biofuel Energy Corporation, none of the New Directors or any of the executive officers or the current director of our Company currently holds any directorships with any other reporting companies in the United States.

At no time in the last five years has any bankruptcy petition been filed by or against any business of which any New Director, executive officer or current director of our Company was a general partner or executive officer at the time of such bankruptcy or within two years prior to that time.

None of the New Directors or any of the executive officers or current director of our Company has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the New Directors or any of the executive officers or current director of our Company has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

DIRECTOR AND OFFICER COMPENSATION

Executive Officer Compensation.

Although the OTC Bulletin Board does not require that we establish or maintain a compensation committee, historically our non-employee Directors have provided oversight of management’s decisions regarding the compensation of all other executive officers and other employees, including recommendations relating to the compensation of our Chief Executive Officer.

Set forth in the chart below is the compensation received by our Chief Executive Officer, our two most highly compensated officers other than the Chief Executive Officer, as well as the two most highly compensated former officers (collectively, the “Named Executive Officers”), at our fiscal years ended December 31, 2007 and December 31, 2006:

Summary Compensation Table

Name and Principal Position	Year	Salary		Bonus	Stock Awards	Option Awards ($)		Non-Equity Incentive Plan Compensation	All Other Compensation	Total ($)
Thomas R. Kaetzer, Chairman, Chief Executive Officer and President(1)	2007 2006	$190,000 15,833	(2)	$50,000 —	— —	— 987,204	(3)	— —	— —	$240,000 1,003,037

Patrick H. McGarey, Chief Financial Officer(4)	2007	61,875	(5)	500	—	757,826	(6)	—	—	820,281

Randal B. McDonald, Jr., Controller(7)	2007	37,500	(8)	750	—	25,870	(9)	—	—	64,120

Richard M. Cohen, Chief Financial Officer(10)	2007 2006	56,219 90,000	(11)	— —	— —	55,371 —	(12)	— —	— —	111,950 0

Barrie Damson, Chairman and Chief Executive Officer(13)	2007 2006	0 0		— —	— —	— —		— —	— —	0 0

(1)	Mr. Kaetzer became our President and Chief Operating Officer as of December 5, 2006. He was also appointed Chairman and Chief Executive Officer on March 21, 2007, upon the resignation of Mr. Damson.

(2)	In 2006 Mr. Kaetzer was paid an amount equal to one month’s salary at his then annualized salary of $190,000 as provided for in his employment agreement.

(3)	Represents options granted December 20, 2006 to purchase (i) up to 1,000,000 shares of our common stock at an exercise price of $0.50 per share, (ii) up to 500,000 shares of our common stock at an exercise price of $0.60 per share and (iii) up to 500,000 shares of our common stock at an exercise price of $1.00 per share, each option of which is subject to a vesting schedule, as follows: (i) up to one-third of the underlying common stock exercisable at any time from and after December 20, 2006; (ii) up to an additional one-third of the underlying common stock exercisable at any time from and after December 20, 2007; and (iii) up to the remaining one-third of the underlying common stock exercisable at any time from and after December 20, 2008; provided, that Mr. Kaetzer’s employment has not been terminated by us for cause or by Mr. Kaetzer without good reason.

(4)	Mr. McGarey was hired as our Chief Financial Officer effective as of August 16, 2007.

(5)	In 2007 Mr. McGarey was paid an amount equal to 137 days’ salary at his then annual salary of $165,000 as provided for in his employment agreement, or 37.5%.

(6)	Represents options granted August 3, 2007 to purchase (i) up to 500,000 shares of our common stock at an exercise price of $0.55 per share, (ii) up to 500,000 shares of our common stock at an exercise price of $0.825 per share and (iii) up to 500,000 shares of our common stock at an exercise price of $1.10 per share, each option of which is subject to a vesting schedule, as follows: (i) up to one-third of the underlying common stock exercisable at any time from and after August 3, 2007; (ii) up to an additional one-third of the underlying common stock exercisable at any time from and after August 3, 2008; and (iii) up to the remaining one-third of the underlying common stock exercisable at any time from and after August 3, 2009; provided, that Mr. McGarey’s employment has not been terminated by us for cause or by Mr. McGarey without good reason.

(7)	Mr. McDonald became our Controller as of October 1, 2007.

(8)	Represents 3 months’ base salary, commencing October 1, 2007 at his then annual salary of $150,000. From April 1, 2007 to September 30, 2007, Mr. McDonald was engaged by our Company to do contract accounting work, for which services he received $46,000.

(9)

Represents option granted August 3, 2007 to purchase up to 50,000 shares of our common stock at an exercise price of $0.55 per share, which option vests as to  1/3rd of such underlying shares on each of August 3, 2008, 2009 and 2010.

(10)	Mr. Cohen became our Chief Financial Officer in December 2005, at which time he received a salary of $7,500 per month. Mr. Cohen stepped down as Chief Financial Officer in August 2007 upon the hiring of Mr. McGarey.

(11)	In 2007 Mr. Cohen was paid an amount equal to 228 days’ salary at his then annualized salary of $90,000.

(12)	Represents option granted January 4, 2007 currently exercisable to purchase up to 100,000 shares of our common stock at an exercise price of $0.56 per share.

(13)	Mr. Damson joined our board of directors and became our Chairman and Chief Executive Officer as of February 1, 2006. Mr. Damson resigned as Chairman and Chief Executive Officer, effective March 21, 2007.

Set forth in the chart below are the outstanding equity awards held by our Named Executive Officers at our fiscal year ended December 31, 2007:

Outstanding Equity Awards at 2007 Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date
Thomas R. Kaetzer, Chairman, President and Chief Operating Officer(1)	666,666 333,333 333,333	(2) (2) (2)	333,334 166,667 166,667	(2) (2) (2)	$0.50 0.60 1.00	December 20, 2011 December 20, 2011 December 20, 2011

Patrick H. McGarey, Chief Financial Officer(3)	166,666 166,666 166,666	(4) (4) (4)	333,334 333,334 333,334	(4) (4) (4)	0.55 0.825 1.10	August 3, 2012 August 3, 2012 August 3, 2012

Randal B. McDonald, Jr., Controller(5)	0		50,000	(6)	0.55	August 3, 2012

Richard M. Cohen, Chief Financial Officer(7)	175,000 100,000		0 0		0.94 0.56	December 26, 2010 January 4, 2012

Barrie Damson, Chief Executive Officer(8)	1,730,000	(9)	0		0.05	April 28, 2010

(1)	Mr. Kaetzer was hired as President and Chief Operating Officer on December 5, 2006. He was appointed as Chairman and Chief Executive Officer on March 21, 2007.

(2)	Options shall vest and be exercised in whole or in part, as follows: (i) up to one-third of the underlying common stock at any time from and after December 20, 2006; (ii) up to an additional one-third of the underlying common stock at any time from and after December 20, 2007; and (iii) up to the remaining one-third of the underlying common stock at any time from and after December 20, 2008, provided, that Mr. Kaetzer’s employment has not been terminated by us for cause or by Mr. Kaetzer without good reason.

(3)	Mr. McGarey was hired as our Chief Financial Officer, effective as of August 16, 2007.

(4)	Options shall vest and be exercised in whole or in part, as follows: (i) up to one-third of the underlying common stock at any time from and after August 3, 2007; (ii) up to an additional one-third of the underlying common stock at any time from and after August 3, 2007; and (iii) up to the remaining one-third of the underlying common stock at any time from and after August 3, 2008, provided, that Mr. McGarey’s employment has not been terminated by us for cause or by Mr. McGarey without good reason.

(5)	Mr. McDonald became our Controller as of October 1, 2007.

(6)	Option shall vest and be exercised in whole or in part, as follows: (i) up to one-third of the underlying common stock at any time from and after August 3, 2008; (ii) up to an additional one-third of the underlying common stock at any time from and after August 3, 2009; and (iii) up to the remaining one-third of the underlying common stock at any time from and after August 3, 2010, provided, that Mr. McDonald’s employment has not been terminated for any reason.

(7)	Mr. Cohen stepped down as Chief Financial Officer in August 2007.

(8)	Mr. Damson resigned as Chairman and Chief Executive Officer, effective March 21, 2007.

(9)	Option grants awarded on April 29, 2005 to purchase initially up to 6,000,000 shares of our common stock, at an exercise price of $0.05 per share, which amount of shares was adjusted to reflect the subsequent cancellations of options with respect to the purchase of 4,270,000 shares of our common stock in the aggregate since December 20, 2006.

Employment Agreements

Thomas R. Kaetzer Employment Agreement.

Mr. Kaetzer’s employment agreement was entered into December 20, 2006 and is for an initial term of two years, expiring on December 30, 2008 unless earlier terminated or extended under the terms of such agreement. No more than one hundred twenty (120) days or less than sixty (60) days prior to the expiration of the initial term, our Company and Mr. Kaetzer may agree in writing to extend his employment agreement for an additional term. If no agreement is reached as to an extension, the employment agreement will terminate at the end of the initial term.

Under the employment agreement, Mr. Kaetzer serves as our President and Chief Operating Officer, effective as of December 5, 2006. Mr. Kaetzer was appointed to serve also as our Chairman and Chief Executive Officer on March 21, 2007 and, except for his title, his employment agreement continues to govern the terms of his employment.

Pursuant to the agreement, Mr. Kaetzer receives a base salary of $190,000 per annum. During the term of the agreement, Mr. Kaetzer was eligible, and did receive, a performance bonus of $50,000 at the end of his first year of employment. In addition, during the second year of his employment and thereafter (if his employment is extended), he may be entitled to additional performance bonuses, solely at the discretion of our board of directors. Effective January 1, 2008, Mr. Kaetzer’s base salary was increased to $235,000 per annum. Mr. Kaetzer is further eligible under his employment agreement to participate, subject to any eligibility, co-payment and waiting period requirements, in all employee health and/or benefit plans offered or made available to our executive officers.

In addition, his employment agreement provided for us to issue to him three non-qualified stock options to purchase (i) up to 1,000,000 shares of our common stock, at an exercise price of $0.50 per share, (ii) up to 500,000 shares, at an exercise price of $0.60 per share and (iii) up to 500,000 shares, at an exercise price of $1.00 per share. Each option is exercisable as to one third of the optioned shares on each of the grant date and the first and second anniversary dates thereafter. Each such option agreement provides that if Mr. Kaetzer’s employment is terminated by us for cause or by Mr. Kaetzer without good reason, unvested options shall immediately be forfeited, and that if his employment is terminated by us without cause or voluntarily by Mr. Kaetzer with good reason, optioned shares that would have vested on the next vesting date will immediately vest and become exercisable in proportion to the number of months he was employed during the 12-month period following the immediately preceding vesting date.

Upon termination of Mr. Kaetzer’s employment by us other than for cause or by Mr. Kaetzer for specified “good reasons,” including a diminution of his authority and duties, change of control or a required relocation of his residence outside the State of Texas, Mr. Kaetzer will be entitled to receive from us: (i) a severance payment equal to 12-months of his then-current base salary plus pro rata bonus and fringe benefits otherwise due at time of termination; (ii) any unpaid bonus from preceding year of employment; and (iii) accrued but unused vacation days during the year such termination occurs.

In the event Mr. Kaetzer’s employment is terminated, unless such termination is without cause or due to a resignation for “good reason,” Mr. Kaetzer has agreed that, during the respective term of his employment and for a one-year period after his termination, not to engage, directly or indirectly, as an owner, employee, consultant or otherwise, in any business engaged in the exploration, drilling or production of natural gas or oil within a 10 mile radius from any property that we then have an ownership, leasehold or participation interest. He is further prohibited during the above time period from soliciting or inducing, directly or indirectly, any of our then-current employees or customers, or any customers of ours during the one year preceding the termination of his employment.

Patrick H. McGarey Employment Agreement.

Mr. McGarey’s employment agreement was entered into August 3, 2007 and is for an initial term of two years, expiring on August 16, 2009 unless earlier terminated or extended under the terms of such agreement. No more than one hundred twenty (120) days or less than sixty (60) days prior to the expiration of the initial term, our Company and Mr. McGarey may agree in writing to extend his employment agreement for an additional term. If no agreement is reached as to an extension, the employment agreement will terminate at the end of the initial term.

Under the employment agreement, Mr. McGarey serves as our Chief Financial Officer, effective August 16, 2007. Pursuant to the agreement, Mr. McGarey receives a base salary of $165,000 per annum. During the term of the agreement, Mr. McGarey is entitled to a performance bonus of $33,000 if he is still employed by us at August 16, 2008, which amount is payable on or before September 15, 2008, and a discretionary bonus for each year thereafter during the term of his employment. Effective January 1, 2008, Mr. McGarey’s base salary was increased to $200,000 per annum. Mr. McGarey is further eligible under his employment agreement to participate, subject to any eligibility, co-payment and waiting period requirements, in all employee health and/or benefit plans offered or made available to our executive officers.

In addition, his employment agreement provided for us to grant him three separate stock options to purchase (i) up to 500,000 shares of our common stock, at an exercise price of $0.55 per share, (ii) up to 500,000 shares, at an exercise price of $0.825 per share and (iii) up to 500,000 shares, at an exercise price of $1.10 per share. Each option is exercisable as to one third of the optioned shares on each of the grant date and the first and second anniversary dates thereafter. Each such option agreement provides that if Mr. McGarey’s employment is terminated by us for cause or by Mr. McGarey without good reason, unvested options shall immediately be forfeited, and that if his employment is terminated by us without cause or voluntarily by Mr. McGarey with good reason, optioned shares that would have vested on the next vesting date will immediately vest and become exercisable in proportion to the number of months he was employed during the 12-month period following the immediately preceding vesting date. Upon a “change of control,” unvested optioned shares shall be accelerated and become immediately exercisable.

Upon termination of Mr. McGarey’s employment by us other than for cause or by Mr. McGarey for specified “good reasons,” including a diminution of his authority and duties, change in control or a required relocation of his residence outside the State of Texas, Mr. McGarey will be entitled to receive from us: (i) a severance payment equal to 12-months of his then-current base salary plus pro rata bonus and fringe benefits otherwise due at time of termination; (ii) any unpaid bonus from preceding year of employment; and (iii) accrued but unused vacation days during the year such termination occurs.

In the event Mr. McGarey’s employment is terminated, unless such termination is without cause or due to a resignation for “good reason,” Mr. McGarey has agreed that, during the respective term of his employment and for a one-year period after his termination, not to engage, directly or indirectly, as an owner, employee, consultant or otherwise, in any business engaged in the exploration, drilling or production of natural gas or oil within a 10 mile radius from any property that we then have an ownership, leasehold or participation interest. He is further prohibited during the above time period from soliciting or inducing, directly or indirectly, any of our then-current employees or customers, or any customers of ours during the one year preceding the termination of his employment.

Directors Compensation

Commencing January 1, 2008, our non-employee directors are entitled to receive $6,500 for each fiscal quarter. From July 1, 2007 to December 31, 2007, our non-employee directors received $5,000 for each fiscal quarter. Prior to July 1, 2007, we did not pay any cash compensation to members of our board of directors for their services as directors.

We also reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Directors may also eligible to receive stock options offered by our Company from time to time.

Set forth in the chart below is compensation received by our directors for the fiscal year ended December 31, 2007:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards (4) ($) (c)	Option Awards ($) (d)		Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Thomas R. Kaetzer, Chairman	—	—	—		—	—	—	0
Richard D’Abo	$10,000	—	$73,844	(1)	—	—	—	$83,844
Alan D. Gaines	$10,000	—	—		—	—	—	$10,000

(1)	Represents five-year stock options granted on August 3, 2007 to Mr. d’Abo, an outside director, exercisable for up to 150,000 shares of common stock at an exercise price of $0.55. The closing sale price per share of our common stock, as reported by the OTC Bulletin Board on August 3, 2007, was $0.55.

CORPORATE GOVERNANCE

Nominations Procedure

The rules of the OTC Bulletin Board, on which automated system our common stock is currently traded, does not require that we establish or maintain a nominations committee. Currently the Board identifies and selects director nominees for election at our annual meetings or for fulfilling vacancy(ies) on the Board, based upon qualifying criteria established by the Board.

Under such criteria, directors are expected to bring a range of experience, knowledge and judgment and to act with integrity and commitment to our Company, our business plans and long-term stockholder value. Directors are also expected to have relevant business and industry experience in order to provide a useful perspective on significant risks and competitive issues facing us, and in particular, to demonstrate competence in one or more of the following areas: accounting or finance, markets, business or management experience, oil and gas industry knowledge, end user experience or perspective, crisis management, or leadership and strategic planning. Directors will also be expected to become familiar with the qualitative requirements necessary to serve as a director of a corporation engaged in the oil and gas industry.

Candidates for director may come to the attention of the Board through current board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Board, and may be considered at any point during the year.

The Board will consider stockholder nominations properly submitted directly to the Board c/o our Company address following verification of the stockholder status of any persons proposing candidates. Any recommendations are considered by the Board at a regularly scheduled meeting prior to the issuance of the proxy statement for our annual meeting of stockholders. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Board. The Board may also review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the Board seeks to achieve those qualifications outlined elsewhere in this proxy statement and set forth in the committee’s charter.

The Board will consider stockholder nominations properly submitted at our Company’s next annual meeting in accordance with the procedure set forth on the last page of this proxy statement and the regulations promulgated by the Securities and Exchange Commission.

Although the Board will consider candidates recommended by stockholders, it may determine not to nominate those candidates for election to the Board.

Executive Compensation

Although the OTC Bulletin Board does not require that we establish or maintain a compensation committee, historically our non-employee Directors have provided oversight of management’s decisions regarding the compensation of all other executive officers and other employees, including recommendations relating to the compensation of our Chief Executive Officer.

Board of Directors Independence

The OTC Bulletin Board does not maintain director independence standards.

Stockholder Communications with the Board

Any stockholder or other interested party wishing to send written communications to any one or more of the Company’s directors may do so by sending them in care of our Company’s Secretary at the Company’s principal executive offices. All such communications will be forwarded to the intended recipient(s).

Board of Directors meetings and committee meetings

During 2007, our Board held five (5) meetings and acted by unanimous written consent on one (1) occasion. During 2007, each Director attended not less than 75% of the aggregate total number of Board of Directors meetings.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics (“Code of Conduct and Ethics”) that applies to all our directors, officers and employees, including our Chairman, Chief Executive Officer and Chief Financial Officer. A copy of our current Code of Conduct and Ethics is attached as Exhibit 14.1 to the amendment of our annual report on Form 10-K/A filed with the Securities and Exchange Commission on April 25, 2008. All documents which we have filed on the Securities and Exchange Commission’s EDGAR system are available for retrieval at the Commission’s website at www.sec.gov, as well as available to the public from commercial document retrieval services. You may also obtain a copy of our Code of Conduct and Ethics at no cost, by writing or telephoning us at: Baseline Oil & Gas Corp., 411 North Sam Houston Parkway East, Suite 300, Houston, Texas 77060 (Tel: 281-591-6100). We undertake to make all disclosures that are required by law and the rules of the OTC Bulletin Board, where our common stock is currently traded, governing amendments to, or waivers from, any provision of the Code of Conduct and Ethics.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, since January 1, 2007 there have been no transactions, or currently proposed transactions, of an amount exceeding or to exceed $120,000, to which we were or are to be a party, in which any of the New Directors or other Related Party (as defined below) had or is to have a direct or indirect material interest.

Mr. Lovoi, our New Director, is a managing partner of JVL Advisors LLC and Peninsula – JVL Capital Advisors LLC, money management firms and indirect holders of an aggregate of 11,700,000 shares of our common stock, or 7.7% of our Company, following their purchase of shares from Third Point, as disclosed in the Schedule 13D and elsewhere in this Information Statement under “Securities Ownership of Certain Beneficial Owners and Management – Change of Control.” As managing partner, Mr. Lovoi shares voting and dispositive power over the 11,700,000 shares of common stock beneficially owned by such money management firms.

Mr. Swanson, another of our New Directors, is an analyst at Third Point and, as disclosed elsewhere in this Information Statement under “Securities Ownership of Certain Beneficial Owners and Management – Change of Control,” Third Point presently has voting and dispositive power over 105,821,348 shares, or 69.9% of our common stock, following the Change of Control Event.

In addition, as previously disclosed on our Current Report on Form 8-K filed with the Commission on January 29, 2007, on January 26, 2007 then Chairman and Chief Executive Officer Barrie Damson and then director Alan Gaines each made a loan of $50,000 to us to be used for our short-term working capital needs and evidenced by promissory notes. The notes accrued interest at an annual rate of six percent (6%) and matured, as extended by amendment dated April 10, 2007, on the earlier to occur of (i) the date on which we close an equity offering in which we obtain gross proceeds in excess of three million dollars ($3,000,000) or (ii) October 13, 2010. On October 1, 2007, we repaid the outstanding principal amount of $50,000 plus aggregate accrued interest in the amount of $2,252. Such amounts were repaid from the net proceeds realized by our October 1, 2007 placement to institutional investors of the Convertible Notes and our 12.5% Senior Secured Notes due 2012.

Policies and Procedures Regarding Related Party Transactions

A “Related Party Transaction” is any transaction, arrangement or relationship where the Company is a participant, the Related Party (defined below) had, has or will have a direct or indirect material interest and the aggregate amount involved is expected to exceed $120,000 in any calendar year. “Related Party” includes (a) any person who is or was (at any time during the last fiscal year) an executive officer, director or nominee for election as a director; (b) any person or group who is a beneficial owner of more than 5% of the Company’s voting securities; (c) any immediate family member of a person described in provisions (a) or (b) of this sentence; or (d) any entity in which any of the foregoing persons is employed, is a partner or has a greater than 5% beneficial ownership interest.

When reviewing and approving the terms and conditions of all related party transactions, members of our Board other than the Related Party will consider all relevant facts and circumstances available to it to determine whether such related party transaction is in, or is not inconsistent with, our best interests, including, without limitation, (a) the extent of the Related Party’s interest in the transaction; (b) the availability of other sources of comparable products or services; (c) whether the terms are competitive with terms generally available in similar transactions with persons that are not Related Parties; (d) the benefit to our Company; and (e) the aggregate value of the transaction.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of our common stock, or “reporting persons” to file with the Commission reports of their holdings of, and transactions in, our common stock. Reporting persons are required by the Commission’s regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of these reports furnished to us, we believe that all reports required to be filed by reporting persons pursuant to Section 16(a) of the Exchange Act were filed for the year ended December 31, 2007 on a timely basis, except for the Form 3 of Randal McDonald, our Controller, filed on April 24, 2008.

LEGAL PROCEEDINGS

We are not party to any legal proceedings nor are we aware of any investigation, claim or demand made on our Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Thomas R. Kaetzer
Thomas R. Kaetzer, Chairman

Dated: August 28, 2008